UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Orient-Express Hotels Ltd.

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G67743107

(CUSIP Number)

Anil P. Goel

Chief Financial Officer

The Indian Hotels Company Limited

The Taj Mahal Palace & Tower

Business Centre Room No. 111, Apollo Bunder

Mumbai 400 001, India

+91 22 6665 3366

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

with a copy to:

George Karafotias

Shearman & Sterling LLP

Broadgate West, 9 Appold Street

London EC2A 2AP, United Kingdom

+44 (0)20 7655-5000

December 19, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G67743107	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Indian Hotels Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,880,764 Class A Common Shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,880,764 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,880,764 Class A Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. G67743107	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samsara Properties Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,880,764 Class A Common Shares
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,880,764 Class A Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,880,764 Class A Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed on September 17, 2007 (the “Schedule 13D”), as amended by Amendment No. 1 to the Schedule 13D filed on December 7, 2007 (“Amendment No. 1”), with the Securities and Exchange Commission (the “SEC”), by The Indian Hotels Company Limited (“Indian Hotels”) and Samsara Properties Limited (“Samsara”), relating to the Class A Common Shares, par value $0.01 per share (the “Shares”), of Orient-Express Hotels Ltd., a company organized under the laws of Bermuda (the “Company”).

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 19, 2007, Indian Hotels sent a letter (the “December 19 Letter”) to Mr. White, a copy of which is attached as Exhibit E hereto. The description of the December 19 Letter contained herein is qualified in its entirety by reference to Exhibit E, which is incorporated herein by reference.

The penultimate paragraph of Item 4 of the Schedule 13D and the last paragraph of Amendment No. 1 are hereby amended and restated in their entirety to read as follows:

Indian Hotels and Samsara intend to review their investment in the Company on a regular basis and, as a result thereof, may at any time and from time to time determine, either alone or as part of a group, (a) to acquire additional Shares in the Company; (b) to dispose of all or a portion of the Shares owned by them; or (c) to take any other available course of action, including entering into discussions with other shareholders of the Company, which could involve one or more of the types of transactions or have one or more of the results specified in Items 4(a) through (j) of Schedule 13D. Notwithstanding anything herein, Indian Hotels and Samsara specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as the specific elements thereof), Indian Hotels and Samsara expect that they would take into consideration a variety of factors, including, but not limited to, general economic, market and industry conditions, and financial and stock market conditions, including the market price of the Shares, and other business opportunities available to Indian Hotels.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated September 17, 2007, between The Indian Hotels Company Limited and Samsara Properties Limited
E	Letter, dated December 19, 2007, from The Indian Hotels Company Limited to Mr. Paul M. White, President & CEO, Orient-Express Hotels Ltd.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 19, 2007	THE INDIAN HOTELS COMPANY LIMITED

/s/ Anil P. Goel
Signature

Anil P. Goel / Chief Financial Officer
Name / Title

SAMSARA PROPERTIES LIMITED

/s/ Chetan Shah
Signature

Chetan Shah / Director
Name / Title

EXHIBIT INDEX

Exhibit No.	Description
A	Joint Filing Agreement, dated September 17, 2007, between The Indian Hotels Company Limited and Samsara Properties Limited

E	Letter, dated December 19, 2007, from The Indian Hotels Company Limited to Mr. Paul M. White, President & CEO, Orient-Express Hotels Ltd.

Page 6 of 6